UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
			      (Amendment No. 3)

                                  Salary.com
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                               (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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     		         (Title of Class Securities)

				  794006106
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				(CUSIP Number)

			       J. Carlo Cannell

	                      Cannell Capital LLC
		P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001
          		        (307) 733-2284

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             (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

			      September 3, 2009

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               (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 794006106
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   1.	Name of Reporting Persons.
   	I.R.S. Identification Nos. of above persons (entities only).

	J. Carlo Cannell

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   2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

  	(a)
	(b)

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   3.	SEC Use Only

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   4. 	Source of Funds (See Instructions):  WC

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   5. 	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
	2(d) or 2(e):

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   6. 	Citizenship or Place of Organization:     USA

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	Number of	   	7.  Sole Voting Power		695,300*
				----------------------------------------------
	Shares Beneficially	8.  Shared Voting Power		        0
				----------------------------------------------
	Owned by Each 	   	9.  Sole Dispositive Power 	695,300*
	Reporting		----------------------------------------------
	Person With		10. Shared Dispositive Power	        0
				----------------------------------------------

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   11.	Aggregate Amount Beneficially Owned by Each Reporting Person 695,300*

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   12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

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   13.	Percent of Class Represented by Amount in Row (11)    	4.3%*

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   14.	Type of Reporting Person (See Instructions)	IN

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*  Based on information set forth on the Form 10-Q of Salary.com, Inc. (the
"Company") as filed with the Securities and Exchange Commission on August 11, 2009, there were 16,144,598 shares of common stock, par value $0.0001 per share (the "Shares"), of the Company issued and outstanding as of August 5, 2009. As of September 3, 2009 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada"), Tonga Partners QP, L.P. ("TongaQP"), and Tonga Partners, L.P. ("Tonga," and collectively with Anegada, and TongaQP the "Funds") held in the aggregate 695,300 Shares. Cannell Capital LLC acts as the investment adviser to Anegada and is the general partner of and investment adviser to TongaQP and Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 695,300 Shares, or approximately 4.3% of the Shares deemed issued and outstanding as of the Reporting Date.


Item 1.  Security and Issuer.
         -------------------

       The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the "Shares"), of Salary.com, Inc. (the "Company"), a Delaware corporation. The address of the principal executive offices of the Company is 160 Gould Street, Needham, MA 02494.


Item 2.  Identity and Background
         -----------------------

	The person filing this report is J. Carlo Cannell, whose business address is Cannell Capital LLC, P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001. Mr. Cannell is the sole managing member of Cannell Capital LLC ("Cannell"). Cannell acts as the investment adviser to Anegada Master Fund Limited, a Cayman Islands limited company ("Anegada"), and is the general partner of and investment adviser to Tonga Partners, L.P., a Delaware limited partnership ("Tonga") and Tonga Partners QP, L.P., a Delaware limited partnership ("TongaQP" and collectively with Anegada and Tonga, the "Funds").

       Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competentjurisdiction as a result of which he was or is now subject to a judgment,decree or final order enjoining future violations of, or prohibiting ormandating activities subject to, federal or state securities laws or findingany violation with respect to such laws. Mr. Cannell is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

       All of the funds used in making the purchase of Shares described in
Item 5 of this Schedule 13D came from the working capital of the Funds.The Funds have invested an aggregate amount of approximately $2,530,341 in the Shares.


Item 4.  Purpose of Transaction
	 ----------------------

The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Company. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors. Mr. Cannell reserves the right to take such action as he may determine from time to time to seek to maximize the value of the Common Stock. Such actions may include,but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

Except as described herein, Mr. Cannell has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer
         -----------------------------------

Based on information set forth in the Form 10-Q of the Company for the quarterly period ended June 30, 2009, as filed with the Securities and Exchange Commission on August 10, 2009, there were 16,144,598 Shares issued and outstanding as of August 5, 2009. Cannell acts as the investment adviser to Anegada and is the general partner of and investment adviser to Tonga and TongaQP.

	(a) As of September 3, 2009 (the "Reporting Date"), for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 695,300 Shares, or approximately 4.3% of the Shares deemed issued and outstanding as of the Reporting Date.

	(b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds.

	(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


 			      (Purchases)

	  Date		Security	Quantity	Price
	  ----		--------	--------	-----
	07/09/2009	 Shares		 60,000	 	$3.01


				(Sales)

	07/06/2009	 Shares		 15,200		$3.15
	07/07/2009	 Shares		 10,600		$3.14
	07/08/2009	 Shares		  3,300		$3.02
	07/09/2009	 Shares		 65,900		$3.01
	07/13/2009	 Shares		 45,000		$3.03
	07/14/2009	 Shares		  9,300		$3.05
	07/15/2009	 Shares		 10,900		$3.03
	07/16/2009	 Shares		    201		$2.98
	07/17/2009	 Shares		  1,100	 	$2.95
	07/20/2009	 Shares		    300		$3.05
	07/24/2009	 Shares		    400		$2.88
	08/05/2009	 Shares		    200		$2.98
	08/06/2009	 Shares		    400		$2.99
	08/07/2009	 Shares		 32,254		$2.98
	08/27/2009	 Shares		  4,442		$2.80
	08/28/2009	 Shares		 17,200		$2.86
	09/01/2009	 Shares		 16,800		$2.89
	09/02/2009	 Shares		  9,400		$2.88
	09/03/2009	 Shares		180,000		$2.88

(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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	Not applicable.


Item 7. Material to Be Filed as Exhibits
	--------------------------------

        Not applicable.



				Signature
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	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					September 8, 2009


					/s/ J. Carlo Cannell
                                        --------------------

J. Carlo Cannell, in his capacity as the managing member of Cannell Capital LLC, the investment adviser to Anegada Master Fund Limited and the general partner of and investment adviser to Tonga Partners, L.P. and Tonga Partners QP, L.P.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).